

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Claus Bo Svendsen
Chief Executive Officer
Forward Pharma A/S
Østergade 24A, 1st Floor
1100 Copenhagen K
Denmark

     Re: Forward Pharma A/S
         Registration Statement on Form F-3
         Filed December 13, 2021
         File No. 333-261626

Dear Dr. Svendsen:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jane Park at 202-551-7439 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Life Sciences

cc: Ryan Murr, Esq.